# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Upstart Holdings, INC., CIK 0001647639
CUSIP: 91680M107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2950 S. Delaware Street, Suite 410, San Mateo, California (CA), 94403
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001525234

## Reporting persons
- Jericho Capital Asset Management L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,011,809; sole dispositive power 0; shared dispositive power 5,011,809; aggregate amount beneficially owned 5,011,809 (5.2% of the class)
- Josh Resnick: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,011,809; sole dispositive power 0; shared dispositive power 5,011,809; aggregate amount beneficially owned 5,011,809 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Upstart Holdings, INC.
Address of issuer's principal executive offices: 2950 S. Delaware Street, Suite 410, San Mateo, CA 94403

## Item 2. Person Filing
Name of person filing:
Jericho Capital Asset Management L.P.

Josh Resnick
Address of principal business office or, if none, residence:
Jericho Capital Asset Management L.P. - 510 Madison Avenue, 27th Floor New York, NY 10022

Josh Resnick - c/o Jericho Capital Asset Management, L.P. 510 Madison Avenue, 27th Floor New York, NY 10022
Citizenship: Please refer to Item 4 on each cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Jericho Capital Asset Management LP: 5,011,809
Josh Resnick: 5,011,809
Percent of class:
Jericho Capital Asset Management LP: 5.2%
Josh Resnick: 5.2%
Sole power to vote or to direct the vote:
Jericho Capital Asset Management LP: 0
Josh Resnick: 0
Shared power to vote or to direct the vote:
Jericho Capital Asset Management LP: 5,011,809
Josh Resnick: 5,011,809
Sole power to dispose or to direct the disposition:
Jericho Capital Asset Management LP: 0
Josh Resnick: 0
Shared power to dispose or to direct the disposition:
Jericho Capital Asset Management LP: 5,011,809
Josh Resnick: 5,011,809

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Jericho Capital Asset Management LP is the investment adviser to certain investment funds and accounts which have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock, reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Jericho Capital Asset Management L.P.: Josh Resnick, Josh Resnick - Managing Member (02/17/2026)
- Josh Resnick: Josh Resnick, Josh Resnick - Individually (02/17/2026)